UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 28, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Legal Proceedings

Signature page

Key figures Q3 and first nine months of fiscal 20111,2
(preliminary and unaudited, in millions of €, except where otherwise stated)

Volume

				% Change		1st nine months		% Change
	Q3 2011		Q3 2010	Actual	Adjusted[3]	2011	2010	Actual	Adjusted[3]
Continuing operations
New orders	22,937		19,179	20%	25%	64,425	52,466	23%	22%
Revenue	17,844		17,425	2%	8%	53,164	49,575	7%	7%

Earnings

	Q3 2011		Q3 2010	% Change		1st nine months		% Change
						2011	2010
Total Sectors
Adjusted EBITDA	2,276		2,541	(10)%		7,432	7,192	3%
Total Sectors Profit[8]	1,144		2,067	(45)%		6,927	5,882	18%
in % of revenue (Total Sectors)	6.5%		12.0%			13.1%	12.0%
Continuing operations
Adjusted EBITDA	2,319		2,667	(13)%		8,018	7,756	3%
Income from continuing operations	763		1,428	(47)%		5,783	4,304	34%
Basic earnings per share (in € )[4]	0.83		1.62	(49)%		6.48	4.86	33%
Continuing and discontinued operations[5]
Net income	501		1,435	(65)%		5,090	4,464	14%
Basic earnings per share (in € )[4]	0.53		1.62	(67)%		5.70	5.03	13%

Capital efficiency

	Q3 2011			Q3 2010		1st nine months		1st nine months
						2011		2010
Continuing operations
Return on capital employed (ROCE) (adjusted)		11.3%		17.0%		26.0%		17.6%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)		7.2%		17.1%		22.2%		18.3%

Cash performance

	Q3 2011			Q3 2010		1st nine months		1st nine months
						2011		2010
Continuing operations
Free cash flow		992		2,088		2,405		4,112
Cash conversion rate		1.30		1.46		0.42		0.96
Continuing and discontinued operations[5]
Free cash flow		861		2,129		1,727		4,058
Cash conversion rate		1.72		1.48		0.34		0.91

Liquidity and capital structure

	June 30, 2011					September 30, 2010
Cash and cash equivalents			13,006				14,108
Total equity (shareholders of Siemens AG)			30,992				28,346
Net debt			5,731				5,560
Adjusted industrial net debt			243				2,189

Employees — in thousands

	June 30, 2011					September 30, 2010
	Continuing					Continuing
	operations			Total[6]		operations		Total[6]
Employees		353		421		336		405
Germany		114		131		110		128
Outside Germany		239		290		225		277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	April 1, 2011 — June 30, 2011 and October 1, 2010 — June 30, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 873,911 and 868,863 respectively and for the first nine months to 872,755 and 867,890 shares respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services and Siemens’ former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of June 30, 2011 and 2010 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Earnings Release Q3 2011
April 1 to June 30, 2011
Munich, Germany, July 28, 2011
Strong Growth in Third Quarter
Orders and revenue rise
Burdens hold back profit and income

Peter Löscher, President and Chief
Executive Officer of Siemens AG
“We continued to grow in the third quarter and are on track to reach our targets for fiscal 2011,” said Siemens CEO Peter Löscher. “New orders again rose sharply, driven by a large order at Mobility. We’re vigorously tackling operating challenges. Our markets are still robust, although risks are tending to increase in the global economic environment.”
Financial Highlights:
•	Orders climbed 20%, to €22.937 billion, and the order backlog reached a new high of €96 billion. Orders were up 25% on an organic basis, excluding currency translation and portfolio effects.

•	Revenue rose 2%, to €17.844 billion, with increases in all regions driven by emerging market growth. Organic revenue grew 8% compared to the prior-year period.

•	Total Sectors profit was €1.144 billion, including strong profit growth in Industry and burdens on profit of €682 million related to an arbitration decision and €381 million related to particle therapy.

•	Income from continuing operations was €763 million and corresponding basic EPS was €0.83.

•	Free cash flow from continuing operations was €992 million, down from €2.088 billion in the prior-year period due in part to a build-up of net working capital associated with growth.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-10

Corporate Activities	11

Divestment of Siemens IT Solutions and Services, Outlook	12

Note and Disclaimer	13-14
Media Relations:
Alexander Becker
Phone: +49 89 636-36558
E-mail: becker.alexander@siemens.com

Oliver Santen
Phone: +49 89 636-36669
E-mail: oliver.santen@siemens.com
Siemens AG,
80333 Munich, Germany

Siemens     2
Orders and Revenue

Strong order intake lifts
backlog to new high
Orders climbed 20% compared to the third quarter a year ago, led by a €3.7 billion contract for trains in Germany. This helped lift the order backlog to a new high of €96 billion at the end of the quarter. Third-quarter revenue rose 2% year-over-year. Currency translation effects took 5 percentage points from reported growth in both orders and revenue for the quarter. Currency translation effects had a particularly strong influence on reported results including for the U.S., India and China. On an organic basis, excluding portfolio effects along with currency translation effects, orders increased 25% and revenue rose 8% year-over-year. The book-to-bill ratio for Siemens overall was 1.29.
Rolling stock contract
drives order growth
The large order for trains noted above helped lift Industry orders by more than 50% compared to the same period a year ago. Energy orders were nearly level year-over-year. Healthcare orders for the third quarter declined in a challenging environment.
On a geographic basis, substantial order growth came from the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME), due to the trains order mentioned above, and from Asia, Australia, including double-digit increases in China and India. On a global basis, orders in emerging markets grew 5% compared to the prior-year period and accounted for €6.378 billion or 28% of total orders for the quarter. On an organic basis, third-quarter emerging market orders were up 12% year-over-year.
Revenue rises in all regions,
led by emerging markets
Third-quarter revenue rose in Industry, including double-digit increases at Drive Technologies and Industry Automation, and in Energy, including double-digit increases at Fossil Power Generation and Oil & Gas. Reported revenue in Healthcare came in lower compared to the prior-year period due primarily to strong negative currency translation effects and a significant revenue reduction effect related to particle therapy projects.
On a geographic basis, demand in emerging markets took revenue higher in all regions. Revenue in emerging markets globally grew faster than revenue overall, at 8% for the quarter, and accounted for €5.897 billion or 33% of total revenue for the quarter. On an organic basis, third-quarter emerging market revenue was up 14% year-over-year.

## Book-to-Bill ratio

1.10
1.11
1.18
1.17
1.29
19,179
17,425
21,589
19,403
20,837
17,603
20,651
17,717
22,937
17,844
Q3 2010
Q4 2010
Q1 2011
Q2 2011
Q3 2011

Figures in millions of €

● New Orders ● Revenue ○ Book-to-Bill ratio

## New Orders & Revenue

| | Q3 2010 | Q3 2011 | % Change Actual | % Change Adjusted* |
|---|---|---|---|---|
| New Orders | 19,179 | 22,937 | 20% | 25% |
| Revenue | 17,425 | 17,844 | 2% | 8% |

Figures in millions of €

* Excluding currency translation and portfolio effects

## New Orders & Revenue by Region

New Orders
34%
32%
10,153
13,417
99%
99%
3,109
6,187
1%
(9)%
5,848
5,330
6%
(7)%
4,190
3,906
39%
32%
3,178
4,189
29%
18%
1,374
1,620
31%
23%
505
621
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
therein: India
Revenue
3%
1%
9,165
9,293
0%
(1)%
2,579
2,554
14%
2%
4,978
5,075
15%
1%
3,518
3,563
12%
6%
3,284
3,475
13%
5%
1,483
1,564
34%
25%
452
563

Figures in millions of €

● Q3 2010 ● Q3 2011 ○ Actual change * Commonwealth of Independant States
● Adjusted change (throughout excluding currency translation and portfolio effects)

## New Orders & Revenue by Sector

New Orders
58%
54%
7,657
11,806
4%
0%
8,061
8,027
(2)%
(7)%
3,260
3,016
Industry Sector
Energy Sector
Healthcare Sector
Revenue
11%
7%
7,570
8,082
10%
5%
6,462
6,776
(4)%
(9)%
3,152
2,858

Figures in millions of €

● Q3 2010 ● Q3 2011 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Total Sectors profit burdened by
impacts in Energy, Healthcare
Total Sectors profit in the third quarter came in at €1.144 billion, down from €2.067 billion in the same period a year earlier due to substantial profit impacts affecting the Energy and Healthcare Sectors. Following Siemens’ previous decision to exit its nuclear power joint venture with Areva S.A., an adverse arbitration decision resulted in a payment to Areva. This had an associated profit impact of a negative €682 million within the Fossil Power Generation Division. Profit in Healthcare included €381 million in negative impacts resulting from a reevaluation of the commercial feasibility of particle therapy for general patient treatment.
Industry increased its third-quarter profit 23% year-over-year, to €872 million. While the Energy Sector delivered another strong operating performance, the negative impact related to the arbitration decision mentioned above held third-quarter profit to €263 million, down from €875 million a year earlier.
Similarly, Healthcare’s reported profit was €8 million, primarily due to the profit impacts mentioned above. For comparison, Healthcare profit of €482 million in the third quarter a year earlier benefited from a €40 million effect related to a joint venture.
Total Sectors profit
takes income down
Income from continuing operations was €763 million, down from €1.428 billion a year earlier. Corresponding basic earnings per share (EPS) were €0.83 compared to €1.62 a year earlier. These declines were due largely to the profit impacts discussed above for Total Sectors profit. Net income in the current quarter declined to €501 million from €1.435 billion in the same period a year earlier. Corresponding third-quarter EPS decreased to €0.53 from €1.62 a year earlier.
Within net income, discontinued operations swung to a loss of €262 million from income of €7 million in the prior-year period. The largest factor was a loss of €305 million attributable to Siemens IT Solutions and Services.
In the prior-year period, the result within discontinued operations related to Siemens IT Solutions and Services was a loss of €62 million. (For further information see “Divestment of Siemens IT Solutions and Services” on page 12). Income from discontinued operations related to OSRAM was €56 million in the third quarter, down from €74 million in the same period a year earlier. On a slight increase in revenue year-over-year, OSRAM’s operating results declined substantially due to a combination of factors, including higher costs for raw materials and pricing pressure. A positive effect from cessation of depreciation and amortization resulting from classifying OSRAM as discontinued operations more than offset expenses for legal matters.

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funded Status

Growth in net working
capital lowers Free cash flow
Free cash flow from continuing operations came in at €992 million, down from €2.088 billion in the prior-year period. The change was due primarily to a build-up of net working capital in the Sectors associated with growth, including a build-up of inventories.
Free cash flow from discontinued operations was a negative €131 million compared to a positive €41 million in the prior-year quarter. Free cash flow came in lower at OSRAM and Siemens IT Solutions and Services, including payments related to carve-out activities and personnel-related matters in connection with establishing Siemens IT Solutions and Services as a separate legal group.
The Free cash flow measure does not include certain cash outflows that occurred in the third quarter. Among these were a payment of €1.0 billion related to a previously disclosed purchase of additional shares in Siemens Ltd. in India, and a payment of €0.7 billion related to the arbitration decision as mentioned earlier.
ROCE declines on lower income
from continuing operations
On a continuing basis, ROCE (adjusted) declined to 11.3% in the third quarter from 17.0% a year earlier. The decrease was due to lower income from continuing operations compared to the prior-year period driven by the negative profit impacts associated with the arbitration decision and particle therapy projects mentioned earlier. These effects were only partly offset by a reduction in average capital employed compared to the prior-year period.
Pension underfunding remains
near level of second quarter
The estimated underfunding of Siemens’ pension plans as of June 30, 2011, amounted to approximately €5.4 billion, compared to an underfunding of approximately €5.3 billion at the end of the second quarter.
Employer contributions and a positive actual return on plan assets nearly offset an increase in Siemens’ defined benefit obligation (DBO). The DBO rose due to a small decrease in the discount rate assumption as of June 30, 2011 and accrued service and interest costs. As of September 30, 2010, pension plan underfunding amounted to €7.4 billion.

Sectors     5
Industry Sector

Strong profit performance,
exceptional order intake
In a robust industrial environment, the Industry Sector increased its third-quarter profit 23%, to €872 million, on strong earnings increases at the Industry Automation and Drive Technologies Divisions. The Sector continued to invest in innovation and enhancing its regional footprint with additional sales resources. Third-quarter revenue rose 7% year-over-year, on double-digit increases at Industry Automation and Drive Technologies. Orders rose 54% compared to the prior-year period, including growth at all Divisions and a €3.7 billion order at Mobility for trains in Germany. On a geographic basis, revenue was up in all three regions. Orders rose in Europe/CAME and the Americas, and came in slightly lower year-over-year in Asia, Australia due to negative currency translation effects. For the Sector as a whole, currency translation effects took 4 percentage points from reported growth in both revenue and orders. Industry’s book-to-bill ratio was 1.46 and its order backlog increased to €32 billion at the end of the quarter.
Broad-based growth
drives higher profit
Third-quarter profit at Industry Automation was €347 million, up 30% year-over-year. Revenue growth kept capacity utilization at a high level and also included a more favorable business mix compared to the prior-year quarter. Revenue climbed 17% on increases in all business units. On a geographic basis, revenue growth came from Europe/CAME and Asia, Australia. Third-quarter orders were up 6% compared to the prior-year period. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. were €33 million in the current period compared to €37 million a year earlier.
Double-digit growth,
strong profit performance
Drive Technologies generated profit of €292 million, a 42% increase compared to the third quarter a year earlier. A 15% rise in revenue enabled the Division to increase its capacity utilization still further, and profit development also included a more favorable business mix. All business units in the Division delivered growth in both revenue and orders compared to the prior-year period, led by substantial increases in the Division’s short-cycle businesses. On a geographic basis, orders and revenues showed double-digit growth in all three regions.

Sectors     6

Broad-based revenue
and order growth
Building Technologies contributed €74 million to Sector profit in the third quarter, below the prior-year level due partially to higher marketing and selling expenses associated with growth. Third-quarter revenue and orders each rose 5% year-over-year, with most business units contributing. On a geographic basis, revenue and order growth were driven by Europe/CAME and Asia, Australia.
Profit rises, large
orders drive growth
Industry Solutions increased its third-quarter profit to €77 million, including higher earnings in the metals technologies business. Third-quarter revenue for Industry Solutions as a whole increased modestly year-over-year. Orders climbed 13% on a higher volume from large orders compared to the prior-year period.
Exceptionally large
order for trains
In the current quarter Mobility took in its largest-ever rolling stock order, for trains in Germany, worth €3.7 billion. Under previously disclosed terms of the contract, revenue recognition related to the order will extend for a number of years ahead. Third-quarter revenue came in 7% below the level a year earlier, and profit declined to €81 million.

Sectors     7
Energy Sector

Continued profit power,
slower pace of order intake
Energy delivered another impressive quarter on an operating basis, and absorbed the €682 million profit impact related to the arbitration decision discussed earlier. The Fossil Power Generation Division continued its outstanding project execution and earnings performance of recent quarters, which more than offset higher expenses in other Divisions for R&D, marketing and selling associated with strategic business expansion. Taken together, these factors resulted in reported Sector profit of €263 million in the third quarter, compared to €875 million in the same period a year earlier.
The slower pace of order intake expected for the second half of the fiscal year was evident in the third quarter, as orders came in slightly lower compared to the prior year. Within the total, strong demand in Asia, Australia nearly offset decreases in Europe/CAME and the Americas. In contrast, revenue came in 5% higher, including double-digit increases at Fossil Power Generation and Oil & Gas and increases in all regions. Negative currency translation effects took 5 percentage points from reported revenue growth and 4 percentage points from reported order growth in the quarter. The book-to-bill ratio was 1.18, and Energy’s order backlog was €57 billion at the end of the third quarter.
Outstanding operating performance,
profit hit from arbitration
Fossil Power Generation maintained its operating performance and earnings capacity at the outstanding level of the previous two quarters. The Division combined excellent project performance with a favorable business mix, including conversion of high-margin component orders from its backlog and an increased contribution from its service business. As noted earlier, the Division’s third-quarter profit was reduced by the €682 million impact related to the arbitration decision. As a result, Fossil Power Generation reported a loss of €97 million in the third quarter. Revenue rose 11% compared to the same period a year earlier, with the largest increase on a geographic basis in Europe/CAME. With a higher volume from major orders, the Division’s order intake climbed 44% from the low basis of comparison in the third quarter a year earlier.
Continued expansion in wind,
challenges in solar
Renewable Energy continued the expansion of its wind business, posting significantly increased third-quarter expenses primarily for marketing and selling. Combined with increased pricing pressure in a maturing and more competitive market for wind power, particularly for onshore projects, this reduced third-quarter profit to €68 million from the prior-year level. The business environment remains challenging for the solar business, which continued to post negative results.

Sectors     8

The Division’s revenue continued to rise year-over-year on conversion of orders from its large backlog. New orders totaled €1.543 billion, yet came in below the prior-year quarter which included an exceptionally high volume from major orders.
Growth in Asia, Australia
lifts revenue and orders
Profit at Oil & Gas increased to €104 million in the third quarter, driven by a strong performance in the turbines business. Growth in Asia, Australia, particularly including emerging markets, took revenue and orders up 18% and 4%, respectively, compared to the same period a year earlier.
Profit declines compared
to strong prior-year period
Third-quarter profit at Power Transmission was €132 million, below the prior-year period which benefited from positive effects related to project performance. Profit in the current quarter was held back by lower revenue, conversion of lower-margin contracts from the backlog, and further charges related to optimizing the Division’s global manufacturing footprint. Third-quarter orders came in 19% lower compared to the prior-year quarter, which included two large orders for grid access to off-shore wind farms.
Orders rise, expenses
continue for business expansion
Power Distribution again posted higher quarterly expenses year-over-year for marketing, selling and R&D, for business expansion, along with continuing expenses related to new technologies such as smart grids. This had a significant impact on profit, which came in lower year-over-year, at €52 million. Revenue rose 1% from the same period a year earlier, and orders climbed 15% on double-digit growth in the Americas and Asia, Australia.

Sectors     9
Healthcare Sector

Particle therapy charges
burden profit
In the third quarter the Healthcare Sector reevaluated the commercial feasibility of particle therapy for general patient treatment. Going forward, the Sector intends to shift the focus of certain particle therapy projects primarily to research. This occasioned €381 million in charges and other negative profit impacts in the imaging and therapy systems business, and Sector profit for the quarter came in at €8 million. For comparison, Sector profit of €482 million in the prior-year period benefited from a €40 million positive effect related to a joint venture.
Profit at Diagnostics was €73 million compared to €114 million in the prior-year period. Factors involved in the decline include lower revenue, a less favorable business mix, and an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. PPA effects related to past acquisitions at the diagnostics business were €41 million in the third quarter. In the same period a year earlier, the business recorded €46 million in PPA effects.
The business environment for Healthcare remained challenging. Reported revenue came in 9% lower compared to the prior-year period due primarily to two factors. Negative currency translation effects took 6 percentage points from reported revenue growth for the quarter, and shifting the focus of particle therapy projects led to a revenue reduction of approximately €100 million. Orders also reflected strong negative currency translation effects, coming in 7% below the prior-year level. For comparison, the prior period included a major order for hospital equipment in Spain. On a geographic basis, revenue and orders declined in the Americas and Europe/CAME, which more than offset increases in Asia, Australia. Emerging markets on a global basis showed positive order growth for the Sector, including a double-digit increase in China. The backlog for Healthcare was €6 billion at the end of the quarter, and its book-to-bill ratio was slightly above 1.
Diagnostics posted revenue of €892 million and orders of €904 million in the third quarter, down from €959 million and €964 million, respectively, in the prior-year period. On a geographic basis, orders declined in the Americas, more than offsetting an increase in Asia, Australia. Revenue also declined in the Americas. Orders and revenues were stable year-over-year in Europe/CAME, and grew in emerging markets in all reporting regions.

Equity Investments and Financial Services     10
Equity Investments and Financial Services
Negative result from Equity Investments
Equity Investments generated a loss of €85 million in the third quarter, due to an equity investment loss of €116 million related to our share in Nokia Siemens Networks B.V. (NSN).
NSN reported to Siemens that it took restructuring charges and integration costs totaling €68 million. In the third quarter a year earlier, these charges and costs totaled €114 million and the result related to NSN was a negative €81 million. For Equity Investments overall, the prior-year result was a positive €2 million. Siemens expects continued volatility in Equity Investments results in coming quarters.

Impact in equity business holds
back profit at Financial Services
Financial Services posted €89 million in profit (defined as income before income taxes), below the level of the prior-year quarter. The decline is due primarily to an impairment on its equity stake in a power plant project in the U.S. due to unexpectedly adverse market conditions. Total assets increased to €12.832 billion, due to net growth in the commercial finance business partly offset by negative currency translation effects.

Centrally Managed Portfolio Activities, Corporate Activities and Eliminations      11
Centrally Managed Portfolio Activities, Corporate Activities and Eliminations

Lower losses from former
Siemens IT Solutions and
Services activities
Centrally managed portfolio activities posted a loss of €25 million in the third quarter compared to a loss of €50 million in the same quarter a year earlier. That prior period included higher losses related to former business activities of Siemens IT Solutions and Services that were not classified as discontinued operations and were therefore retroactively reclassified as Centrally managed portfolio activities. In addition, the prior-year quarter included a loss of €13 million related to the electronics assembly systems business, which was sold between the periods under review.
Lower gains on
real estate disposals
Income before income taxes at Siemens Real Estate (SRE) was €49 million in the third quarter, down from €107 million in the same period a year earlier which included higher income related to disposals of real estate. During the current quarter, assets with a book value of €63 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Positive swing in
pension expense
Corporate items and pensions totaled a negative €56 million in the third quarter compared to a negative €78 million in the same period a year earlier. This improvement was driven by Centrally carried pension expense, which swung to a positive €10 million from a negative €38 million in the prior-year period, due primarily to lower interest costs and a higher expected return on plan assets.
Corporate items were a negative €66 million in the third quarter, compared to a negative €40 million in the same period a year earlier. The net gain related to a major asset retirement obligation was €2 million in the current quarter, compared to a net gain of €64 million in the prior-year period.
Improved result from
Corporate Treasury
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €38 million in the third quarter compared to a negative €125 million in the same period a year earlier. The improvement occurred within Corporate Treasury. While both periods were negatively affected by changes in fair market values for interest rate derivatives not qualifying for hedge accounting due to declining interest rates, the effect was more modest in the current period.

Divestment of Siemens IT Solutions and Services     12
Outlook
Divestment of Siemens IT Solutions and Services

In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million. Furthermore, Siemens will provide extensive support in order to foster the Siemens IT Solutions and Services’ business success including, among others, up to €250 million to the integration and training costs as well as further protections and guarantees.
Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. Following signing, Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. During the second quarter, the transaction was cleared with the antitrust authorities. On July 1, 2011, after the close of the third quarter, the transaction closed following the approval by AtoS shareholders. Siemens expects the transaction to have a substantial negative earnings impact in fiscal 2011, in a high-triple-digit million euro range. In particular this negative earnings impact consists of impairments, including the previously reported goodwill impairment of €136 million booked in the first quarter and further impairments on long-lived assets of €464 million booked in the second quarter, as well as €309 million in transaction-related charges recorded in the third quarter. In addition to these transaction-related results, and as previously disclosed, Siemens took charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Such charges reported within discontinued operations amounted to €41 million in the current quarter and to €145 million in the first nine months of fiscal 2011.
Siemens expects the transaction and activities related to establishing Siemens IT Solutions and Services as a separate legal group will result in further profit impacts as well as substantial cash outflows in coming quarters.

Outlook for fiscal 2011
We expect organic order intake to show a significant increase compared to order intake of €74.055 billion for continuing operations in fiscal 2010. Supported also by our already strong order backlog, we expect revenue, which was €68.978 billion for continuing operations in fiscal 2010, to return to mid-single-digit organic growth. We further anticipate income from continuing operations to be at least €7.5 billion. Income from continuing operations in fiscal 2010 was €4.262 billion.
For fiscal 2010, orders, revenue and income from continuing operations exclude results from OSRAM and Siemens IT Solutions and Services which are reported as discontinued operations in fiscal 2011.
This outlook excludes the negative impact of €472 million after taxes related to the arbitration decision mentioned earlier and other effects from legal and regulatory matters that may arise.

Notes and Forward-Looking Statements     13
Notes and Forward-Looking Statements
All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published today regarding legal proceedings.
Financial Publications are available for download at: www.siemens.com/ir à Publications & Events.
New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins; earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ annual report on Form 20-F for fiscal 2010, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Today beginning at 09:00 a.m. CEST, the telephone conference at which CEO Peter Löscher and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall.
The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.
Starting at 10:30 a.m. CEST, Peter Löscher and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystconference.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by

Notes and Forward-Looking Statements     14

Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended June 30, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	6/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	11,806	7,657	7,755	7,299	327	271	8,082	7,570	872	710	8,418	7,823	604	771	161	117	195	194
Energy	8,027	8,061	6,696	6,393	80	70	6,776	6,462	263	875	2,519	805	375	1,108	158	130	108	117
Healthcare	3,016	3,260	2,848	3,126	10	26	2,858	3,152	8	482	10,892	11,952	574	706	78	85	160	169

Total Sectors	22,848	18,978	17,299	16,818	417	367	17,716	17,184	1,144	2,067	21,829	20,580	1,553	2,584	398	331	463	480
Equity Investments	—	—	—	—	—	—	—	—	(85)	2	2,954	3,319	117	388	—	—	—	—
Financial Services (SFS)	293	195	283	164	10	29	293	193	89	112	12,832	12,506	71	12	16	36	58	89
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	71	237	83	186	1	6	85	191	(25)	(50)	(380)	(457)	(35)	(8)	1	3	1	3
Siemens Real Estate (SRE)	545	500	104	119	442	368	546	487	49	107	4,861	5,067 (6)	(58)	(12)	113	73	65	68
Corporate items and pensions	114	152	75	138	38	27	113	166	(56)	(78)	(7,407)	(9,644)	(255)	(28)	13	15	15	15
Eliminations, Corporate Treasury and other reconciling items	(934)	(883)	—	—	(909)	(796)	(909)	(796)	(38)	(125)	66,631	71,455	(402)	(848)	(1)	(5)	(13)	(14)

Siemens	22,937	19,179	17,844	17,425	—	—	17,844	17,425	1,077	2,035	101,321	102,827	992	2,088	540	453	590	640

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the nine months ended June 30, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	6/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	28,985	21,658	22,817	20,887	911	782	23,728	21,669	2,577	1,974	8,418	7,823	1,771	2,065	394	293	580	567
Energy	25,990	21,061	19,638	18,030	224	230	19,862	18,260	3,510	2,458	2,519	805	1,017	2,529	365	327	337	321
Healthcare	9,304	9,075	9,067	8,897	43	54	9,110	8,951	840	1,450	10,892	11,952	1,255	1,602	191	231	485	478

Total Sectors	64,278	51,794	51,521	47,814	1,179	1,066	52,700	48,880	6,927	5,882	21,829	20,580	4,043	6,196	951	852	1,402	1,366
Equity Investments	—	—	—	—	—	—	—	—	22	(10)	2,954	3,319	117	402	—	—	—	—
Financial Services (SFS)	737	597	693	545	45	52	737	597	305	308	12,832	12,506	279	253	33	82	205	247
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	381	574	410	467	8	18	417	485	(17)	(84)	(380)	(457)	(83)	(111)	4	7	6	9
Siemens Real Estate (SRE)	1,607	1,408	310	360	1,299	1,034	1,610	1,394	148	275	4,861	5,067 (6)	(138)	24	280	207	196	199
Corporate items and pensions	349	462	231	389	107	95	337	484	141	(157)	(7,407)	(9,644)	(1,052)	(1,016)	37	35	44	48
Eliminations, Corporate Treasury and other reconciling items	(2,928)	(2,369)	—	—	(2,637)	(2,265)	(2,637)	(2,265)	(113)	(169)	66,631	71,455	(761)	(1,637)	(3)	(10)	(39)	(45)

Siemens	64,425	52,466	53,164	49,575	—	—	53,164	49,575	7,413	6,044	101,321	102,827	2,405	4,112	1,302	1,172	1,814	1,824

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2011 and 2010
(in millions of €, per share amounts in €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2011	2010	2011	2010
Revenue	17,844	17,425	53,164	49,575
Cost of goods sold and services rendered	(12,665)	(12,125)	(36,815)	(34,731)

Gross profit	5,179	5,300	16,349	14,844
Research and development expenses	(940)	(868)	(2,771)	(2,473)
Marketing, selling and general administrative expenses	(2,581)	(2,510)	(7,498)	(6,922)
Other operating income	106	188	444	648
Other operating expense	(34)	(83)	(320)	(166)
Income (loss) from investments accounted for using the equity method, net	(43)	41	172	91
Interest income	550	513	1,641	1,504
Interest expense	(424)	(436)	(1,278)	(1,309)
Other financial income (expense), net	(736)	(110)	674	(173)

Income from continuing operations before income taxes	1,077	2,035	7,413	6,044
Income taxes	(314)	(607)	(1,630)	(1,740)

Income from continuing operations	763	1,428	5,783	4,304
Income (loss) from discontinued operations, net of income taxes	(262)	7	(693)	160

Net income	501	1,435	5,090	4,464

Attributable to:
Non-controlling interests	39	24	117	98
Shareholders of Siemens AG	462	1,411	4,973	4,366
Basic earnings per share
Income from continuing operations	0.83	1.62	6.48	4.86
Income (loss) from discontinued operations	(0.30)	—	(0.78)	0.17

Net income	0.53	1.62	5.70	5.03

Diluted earnings per share
Income from continuing operations	0.82	1.60	6.41	4.81
Income (loss) from discontinued operations	(0.30)	—	(0.78)	0.17

Net income	0.52	1.60	5.63	4.98

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited)
For the three and nine months ended June 30, 2011 and 2010
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2011	2010	2011	2010
Net income	501	1,435	5,090	4,464
Currency translation differences	(101)	1,144	(308)	2,136
Available-for-sale financial assets	16	(2)	(15)	25
Derivative financial instruments	(40)	(336)	64	(653)
Actuarial gains and losses on pension plans and similar commitments	(311)	(1,014)	799	(1,643)

Other comprehensive income, net of tax (1)	(436)	(208)	540	(135)

Total comprehensive income	65	1,227	5,630	4,329

Attributable to:
Non-controlling interests	31	65	91	191
Shareholders of Siemens AG	34	1,162	5,539	4,138

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(18) and €46, respectively, for the three months ended June 30, 2011 and 2010, and €1 and €50 for the nine months ended June 30, 2011 and 2010, respectively.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the three months ended June 30, 2011 and 2010
(in millions of €)

	Three months
	ended June 30,
	2011	2010
Cash flows from operating activities
Income from continuing operations	763	1,428
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	590	640
Income taxes	314	607
Interest (income) expense, net	(126)	(77)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(68)	(106)
(Gains) losses on sales of investments, net (1)	687	(2)
(Income) losses from investments (1)	76	(40)
Other non-cash (income) expenses	40	(286)
Change in current assets and liabilities
(Increase) decrease in inventories	(552)	(288)
(Increase) decrease in trade and other receivables	(90)	(22)
(Increase) decrease in other current assets	(23)	73
Increase (decrease) in trade payables	(437)	100
Increase (decrease) in current provisions (2)	(108)	117
Increase (decrease) in other current liabilities (2)	863	610
Change in other assets and liabilities (2)	(77)	(147)
Additions to assets held for rental in operating leases	(150)	(183)
Income taxes paid	(541)	(497)
Dividends received	170	439
Interest received	201	175

Net cash provided by (used in) operating activities — continuing operations	1,532	2,541
Net cash provided by (used in) operating activities — discontinued operations	(12)	127
Net cash provided by (used in) operating activities	1,520	2,668
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(540)	(453)
Acquisitions, net of cash acquired	(77)	(9)
Purchases of investments (1)	(52)	(42)
Purchases of current available-for-sale financial assets	(9)	(4)
(Increase) decrease in receivables from financing activities	(426)	(84)
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	(571)	289
Proceeds and (payments) from disposals of businesses	32	47
Proceeds from sales of current available-for-sale financial assets	2	10

Net cash provided by (used in) investing activities — continuing operations	(1,641)	(246)
Net cash provided by (used in) investing activities — discontinued operations	(612)	(168)
Net cash provided by (used in) investing activities	(2,253)	(414)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	(960)	23
Repayment of long-term debt (including current maturities of long-term debt)	(12)	—
Change in short-term debt and other financing activities	63	(233)
Interest paid	(153)	(124)
Dividends paid to non-controlling interest holders	(47)	(18)
Financing discontinued operations(3)	(618)	(45)

Net cash provided by (used in) financing activities — continuing operations	(1,727)	(397)
Net cash provided by (used in) financing activities — discontinued operations	624	41
Net cash provided by (used in) financing activities	(1,103)	(356)
Effect of exchange rates on cash and cash equivalents	2	192
Net increase (decrease) in cash and cash equivalents	(1,834)	2,090
Cash and cash equivalents at beginning of period	15,035	9,849

Cash and cash equivalents at end of period	13,201	11,939
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	195	110

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	13,006	11,829

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the nine months ended June 30, 2011 and 2010
(in millions of €)

	Nine months
	ended June 30,
	2011	2010
Cash flows from operating activities
Income from continuing operations	5,783	4,304
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	1,814	1,824
Income taxes	1,630	1,740
Interest (income) expense, net	(363)	(195)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net	(176)	(301)
(Gains) losses on sales of investments, net (1)	(979)	(22)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(2)	(2)
(Income) losses from investments (1)	(26)	(98)
Other non-cash (income) expenses	215	(377)
Change in current assets and liabilities
(Increase) decrease in inventories	(2,136)	(711)
(Increase) decrease in trade and other receivables	(285)	208
(Increase) decrease in other current assets	(464)	48
Increase (decrease) in trade payables	(274)	(547)
Increase (decrease) in current provisions (2)	(77)	332
Increase (decrease) in other current liabilities (2)	274	146
Change in other assets and liabilities (2)	(241)	(349)
Additions to assets held for rental in operating leases	(448)	(421)
Income taxes paid	(1,310)	(1,283)
Dividends received	209	488
Interest received	563	500

Net cash provided by (used in) operating activities — continuing operations	3,707	5,284
Net cash provided by (used in) operating activities — discontinued operations	(309)	128
Net cash provided by (used in) operating activities	3,398	5,412
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,302)	(1,172)
Acquisitions, net of cash acquired	(243)	(437)
Purchases of investments (1)	(345)	(146)
Purchases of current available-for-sale financial assets	(15)	(125)
(Increase) decrease in receivables from financing activities	(595)	27
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)	1,966	455
Proceeds and (payments) from disposals of businesses	167	117
Proceeds from sales of current available-for-sale financial assets	13	41

Net cash provided by (used in) investing activities — continuing operations	(354)	(1,240)
Net cash provided by (used in) investing activities — discontinued operations	(865)	(318)
Net cash provided by (used in) investing activities	(1,219)	(1,558)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	(770)	92
Proceeds from issuance of long-term debt	113	—
Repayment of long-term debt (including current maturities of long-term debt)	(37)	—
Change in short-term debt and other financing activities	354	(755)
Interest paid	(364)	(343)
Dividends paid	(2,356)	(1,388)
Dividends paid to non-controlling interest holders	(144)	(97)
Financing discontinued operations(3)	(1,152)	(194)

Net cash provided by (used in) financing activities — continuing operations	(4,356)	(2,685)
Net cash provided by (used in) financing activities — discontinued operations	1,174	190
Net cash provided by (used in) financing activities	(3,182)	(2,495)
Effect of exchange rates on cash and cash equivalents	(23)	376
Net increase (decrease) in cash and cash equivalents	(1,026)	1,735
Cash and cash equivalents at beginning of period	14,227	10,204

Cash and cash equivalents at end of period	13,201	11,939
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	195	110

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	13,006	11,829

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2011 (preliminary and unaudited) and September 30, 2010
(in millions of €)

	6/30/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents	13,006	14,108
Available-for-sale financial assets	425	246
Trade and other receivables	13,747	14,971
Other current financial assets	3,007	2,610
Inventories	15,874	14,950
Income tax receivables	808	790
Other current assets	1,277	1,258
Assets classified as held for disposal	5,708	715

Total current assets	53,852	49,648

Goodwill	15,241	15,763
Other intangible assets	4,381	4,969
Property, plant and equipment	9,965	11,748
Investments accounted for using the equity method	4,450	4,724
Other financial assets	9,829	11,296
Deferred tax assets	2,927	3,940
Other assets	676	739

Total assets	101,321	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,971	2,416
Trade payables	6,634	7,880
Other current financial liabilities	1,677	1,401
Current provisions	4,809	5,138
Income tax payables	1,702	1,816
Other current liabilities	20,387	21,794
Liabilities associated with assets classified as held for disposal	3,126	146

Total current liabilities	43,306	40,591

Long-term debt	14,191	17,497
Pension plans and similar commitments	5,997	8,464
Deferred tax liabilities	687	577
Provisions	2,989	3,332
Other financial liabilities	739	990
Other liabilities	1,870	2,280

Total liabilities	69,779	73,731

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,985	5,986
Retained earnings	25,577	22,998
Other components of equity	(258)	(8)
Treasury shares, at cost (2)	(3,055)	(3,373)

Total equity attributable to shareholders of Siemens AG	30,992	28,346

Non-controlling interests	550	750

Total equity	31,542	29,096

Total liabilities and equity	101,321	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively.

Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	40,187,119 and 44,366,416 shares, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)
New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions
For the three months ended June 30, 2011 and 2010
(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	%Change	2011	2010
			Actual	Adjusted(3)	Currency	Portfolio			Actual	Adjusted(3)	Currency	Portfolio
Sectors and Divisions
Industry Sector	11,806	7,657	54%	58%	(4)%	0%	8,082	7,570	7%	11%	(4)%	0%	872	710	23%	10.8%	9.4%
Industry Automation	1,885	1,783	6%	7%	(3)%	2%	1,854	1,587	17%	19%	(4)%	2%	347	267	30%	18.7%	16.8%
Drive Technologies	2,101	1,859	13%	17%	(4)%	0%	2,082	1,815	15%	18%	(3)%	0%	292	206	42%	14.0%	11.3%
Building Technologies	1,910	1,823	5%	9%	(5)%	0%	1,818	1,738	5%	9%	(5)%	0%	74	79	(7)%	4.1%	4.6%
Industry Solutions	1,681	1,487	13%	22%	(6)%	(3)%	1,476	1,461	1%	8%	(4)%	(3)%	77	63	22%	5.2%	4.3%
Mobility	4,799	1,236	>200%	>200%	(4)%	1%	1,481	1,593	(7)%	(5)%	(2)%	1%	81	95	(14)%	5.5%	6.0%
Energy Sector	8,027	8,061	0%	4%	(4)%	0%	6,776	6,462	5%	10%	(5)%	0%	263	875	(70)%	3.9%	13.5%
Fossil Power Generation	3,016	2,097	44%	51%	(7)%	0%	2,595	2,348	11%	16%	(5)%	0%	(97)	362	—	(3.7)%	15.4%
Renewable Energy	1,543	2,271	(32)%	(29)%	(3)%	0%	975	953	2%	13%	(10)%	0%	68	122	(45)%	7.0%	12.8%
Oil & Gas	1,321	1,268	4%	4%	(1)%	1%	1,178	998	18%	19%	(3)%	1%	104	100	4%	8.8%	10.0%
Power Transmission	1,453	1,787	(19)%	(14)%	(4)%	0%	1,463	1,582	(7)%	(3)%	(4)%	0%	132	193	(31)%	9.1%	12.2%
Power Distribution	883	768	15%	21%	(6)%	0%	742	734	1%	5%	(4)%	0%	52	96	(46)%	7.0%	13.0%
Healthcare Sector	3,016	3,260	(7)%	(2)%	(6)%	0%	2,858	3,152	(9)%	(4)%	(6)%	0%	8	482	(98)%	0.3%	15.3%
therein: Diagnostics	904	964	(6)%	(1)%	(6)%	0%	892	959	(7)%	(1)%	(6)%	0%	73	114	(36)%	8.2%	11.9%

Total Sectors	22,848	18,978	20%	25%	(5)%	0%	17,716	17,184	3%	8%	(5)%	0%	1,144	2,067	(45)%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)
New orders, Revenue, Profit, Profit margin developments and growth rates for Sectors and Divisions
For the nine months ended June 30, 2011 and 2010
(in millions of €)

	New orders						Revenue						Profit(1)(2)			Profit margin
	2011	2010	% Change		therein		2011	2010	% Change		therein		2011	2010	% Change	2011	2010
			Actual	Adjusted(3)	Currency	Portfolio			Actual	Adjusted(3)	Currency	Portfolio
Sectors and Divisions
Industry Sector	28,985	21,658	34%	33%	1%	0%	23,728	21,669	10%	8%	1%	0%	2,577	1,974	30%	10.9%	9.1%
Industry Automation	5,603	4,698	19%	17%	1%	1%	5,403	4,410	23%	19%	1%	2%	1,016	681	49%	18.8%	15.4%
Drive Technologies	6,817	5,246	30%	28%	2%	0%	5,887	4,946	19%	18%	1%	0%	780	534	46%	13.3%	10.8%
Building Technologies	5,603	5,111	10%	8%	1%	0%	5,382	4,954	9%	7%	1%	0%	274	267	3%	5.1%	5.4%
Industry Solutions	4,539	4,148	9%	12%	0%	(2)%	4,269	4,381	(3)%	(1)%	1%	(3)%	189	121	56%	4.4%	2.8%
Mobility	8,581	4,264	101%	99%	2%	0%	4,618	4,751	(3)%	(4)%	1%	0%	304	361	(16)%	6.6%	7.6%
Energy Sector	25,990	21,061	23%	22%	1%	0%	19,862	18,260	9%	8%	1%	0%	3,510	2,458	43%	17.7%	13.5%
Fossil Power Generation	10,138	6,387	59%	58%	1%	0%	7,586	7,051	8%	8%	0%	0%	2,426	1,074	126%	32.0%	15.2%
Renewable Energy	4,455	4,475	0%	(1)%	0%	0%	2,774	2,295	21%	23%	(2)%	0%	152	246	(38)%	5.5%	10.7%
Oil & Gas	4,106	3,477	18%	14%	3%	1%	3,368	2,975	13%	10%	3%	0%	337	337	0%	10.0%	11.3%
Power Transmission	5,451	4,922	11%	10%	1%	0%	4,449	4,264	4%	3%	1%	0%	408	500	(18)%	9.2%	11.7%
Power Distribution	2,470	2,273	9%	7%	1%	0%	2,211	2,096	5%	4%	1%	0%	182	281	(35)%	8.2%	13.4%
Healthcare Sector	9,304	9,075	3%	2%	1%	0%	9,110	8,951	2%	1%	1%	0%	840	1,450	(42)%	9.2%	16.2%
therein: Diagnostics	2,748	2,696	2%	1%	1%	0%	2,731	2,690	2%	0%	1%	0%	238	338	(30)%	8.7%	12.6%

Total Sectors	64,278	51,794	24%	23%	1%	0%	52,700	48,880	8%	7%	1%	0%	6,927	5,882	18%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Excluding currency translation and portfolio effects.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the three months ended June 30, 2011 and 2010
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	872	710	4	1	(13)	(8)	881	717	88	87	108	107	1,076	911	13.3%	12.0%
Industry Automation	347	267	—	(2)	—	2	347	266	43	45	25	24	415	335
Drive Technologies	292	206	—	(2)	(1)	—	293	207	11	11	38	36	342	255
Building Technologies	74	79	2	1	(1)	—	73	78	24	19	22	22	118	119
Industry Solutions	77	63	1	2	(4)	(3)	79	64	6	6	13	15	98	85
Mobility	81	95	1	1	(8)	(7)	88	101	4	5	10	10	102	116
Energy Sector	263	875	16	17	(687)	(7)	934	865	19	26	89	91	1,043	982	15.4%	15.2%
Fossil Power Generation	(97)	362	9	5	(685)	(5)	580	361	4	6	27	31	610	397
Renewable Energy	68	122	(1)	2	2	(1)	67	122	4	8	16	15	87	145
Oil & Gas	104	100	—	—	(1)	—	104	100	7	6	16	16	128	123
Power Transmission	132	193	8	9	(2)	—	127	184	2	3	20	20	149	206
Power Distribution	52	96	—	1	(1)	—	52	96	2	3	9	8	63	106
Healthcare Sector	8	482	3	2	8	1	(2)	479	81	79	78	90	157	648	5.5%	20.6%
therein: Diagnostics	73	114	—	—	2	—	72	114	46	50	53	60	171	225

Total Sectors	1,144	2,067	23	20	(692)	(13)	1,813	2,060	188	191	275	289	2,276	2,541

Equity Investments	(85)	2	(87)	(6)	2	7	—	—	—	—	—	—	—	—
Financial Services (SFS)	89	112	20	25	61	78	8	9	3	2	55	87	66	98
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(25)	(50)	3	2	—	1	(28)	(53)	1	—	—	3	(27)	(50)
Siemens Real Estate (SRE)	49	107	—	—	(24)	(15)	74	123	—	1	65	67	139	190
Corporate items and pensions	(56)	(78)	—	—	46	(2)	(103)	(76)	3	4	12	11	(87)	(61)
Eliminations, Corporate Treasury and other reconciling items	(38)	(125)	(1)	—	(2)	(88)	(35)	(37)	—	—	(13)	(14)	(48)	(51)

Siemens	1,077	2,035	(43)	41	(610)	(33)	1,729	2,027	195	198	395	442	2,319	2,667

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €– in the current period and €– in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to adjusted EBITDA
For the nine months ended June 30, 2011 and 2010
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	2,577	1,974	23	8	(7)	(13)	2,561	1,979	263	251	317	316	3,141	2,546	13.2%	11.8%
Industry Automation	1,016	681	7	(2)	1	2	1,009	682	134	133	71	65	1,214	880
Drive Technologies	780	534	2	(1)	—	(1)	778	536	34	33	111	106	923	675
Building Technologies	274	267	5	5	(1)	1	270	261	63	55	63	66	395	382
Industry Solutions	189	121	4	4	(4)	(5)	189	122	21	19	40	43	249	184
Mobility	304	361	4	3	(3)	(11)	303	369	11	10	32	35	346	415
Energy Sector	3,510	2,458	38	56	826	(16)	2,647	2,418	63	69	274	252	2,984	2,738	15.0%	15.0%
Fossil Power Generation	2,426	1,074	19	14	829	(11)	1,577	1,071	11	13	87	86	1,675	1,170
Renewable Energy	152	246	(14)	8	4	(3)	162	240	13	21	50	39	226	300
Oil & Gas	337	337	—	—	(3)	(1)	340	338	20	20	45	43	405	401
Power Transmission	408	500	31	28	(2)	1	379	471	7	8	63	56	450	535
Power Distribution	182	281	1	6	(2)	(2)	183	276	12	8	24	24	220	308
Healthcare Sector	840	1,450	5	11	13	10	822	1,429	241	219	244	259	1,307	1,907	14.3%	21.3%
therein: Diagnostics	238	338	—	—	5	5	233	333	142	140	164	176	538	648

Total Sectors	6,927	5,882	66	74	831	(19)	6,029	5,826	567	539	835	826	7,432	7,192

Equity Investments	22	(10)	6	(59)	11	28	5	22	—	—	—	—	5	22
Financial Services (SFS)	305	308	63	66	212	212	31	30	7	5	199	243	236	277
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(17)	(84)	7	8	—	3	(24)	(95)	2	1	3	8	(18)	(86)
Siemens Real Estate (SRE)	148	275	—	—	(60)	(39)	207	314	1	1	195	198	404	513
Corporate items and pensions	141	(157)	—	—	100	(90)	41	(67)	9	11	35	37	85	(19)
Eliminations, Corporate Treasury and other reconciling items	(113)	(169)	30	2	(57)	(73)	(87)	(98)	—	—	(39)	(45)	(125)	(143)

Siemens	7,413	6,044	172	91	1,037	22	6,204	5,931	587	557	1,227	1,267	8,018	7,756

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €– in the current period and €– in the prior-year period, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

Munich, July 28, 2011
Legal Proceedings
Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements).
Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.
Public corruption proceedings
Governmental and related proceedings
In May 2011, Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, and the Munich public prosecutor. Siemens is cooperating with the authorities in the ongoing investigations which also relate to certain employees.
As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. On July 5, 2011, the investigation against the Siemens employee concerned has been closed with respect to all material charges.
On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
1 / 7

As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving – among others – former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.
As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against – among others – Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit Euro million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions – such as a debarment – against Siemens Nigeria, Siemens AG, and Siemens employees.
The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
2 / 7

Civil litigation
As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.
As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs’ motion to reconsider was denied by the court. Plaintiffs did not appeal the court’s decision. Accordingly, the dismissal is final.
Antitrust proceedings
As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 million and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1 million. Former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5 million. On March 3, 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1 million. Siemens AG has appealed the decision.
In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.
In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the US including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated.
3 /7

The official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.
On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
On December 15, 2010, and on March 7, 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 million to €0.120 million and from €0.640 million to €0.110 million regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal.
As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, amongst others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa., for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation. The statement of objections states that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accuses Siemens S.p.A. of having participated in an anti-competitive arrangement.
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Other proceedings
As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims.
In early 2009 Siemens AG terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens has to pay Areva liquidated damages of €648 million plus interest. Further, the disputed non-compete obligation was reduced to four years; it will now expire on September 25, 2013.
Siemens is involved in a power plant construction project in the United States, in which one of the other parties to the project filed an arbitration proceeding in June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.
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OSRAM is currently party to a number of patent lawsuits. On the one hand, OSRAM itself has sued Samsung group companies and LG group companies in markets such as the United States, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use and, in some cases, import bans and compensation. Samsung group companies and LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on Light Emitting Diode (LED) technology, in particular white LED, in the Republic of Korea and in China. In addition, a Samsung group company and LG group companies have filed patent infringement lawsuits in various jurisdictions, requesting injunctions against unauthorized use and, in some cases, import bans and compensation from OSRAM. OSRAM is defending itself in these lawsuits.
In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.
Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating with the ongoing investigations which also relate to certain individual employees.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected.
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Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.
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Siemens AG
Corporate Communications and Government Affairs
Compliance Communications
80200 Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 28, 2011	/s/ Dr. Jochen Schmitz
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
Name:	Dr. Juergen M. Wagner
Title:	Head of Financial Disclosure and Corporate Performance Controlling